Finisar Corporation
1389 Moffett Park Drive
Sunnyvale, CA 94089
December 2, 2010
VIA EDGAR
U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:   Ms. Allicia Lam

Re:	Finisar Corporation (the “Company”) Registration Statement on Form S-3 (File No. 333-163788) Filed on December 17, 2009 Application for Withdrawal of Registration Statement
Ladies and Gentlemen:
     Pursuant to Rule 477 of the Securities Act of 1933, as amended, the Company hereby requests withdrawal of the Company’s Registration Statement on Form S-3 (File No. 333-163788) (the “Registration Statement”). The Registration Statement was filed to register the resale of the Company’s 5.0% convertible senior notes due 2029 (the “Notes”) issued in October 2009 and shares of the Company’s common stock issuable upon the conversion of the Notes. The Company’s obligation to maintain a registration statement covering the Notes and the underlying common stock issuable upon conversion of the Notes lapsed on October 15, 2010. Accordingly, the registration of the Notes and the underlying shares of common stock is no longer needed. No securities were issued pursuant to the registration statement.
     Should you have any questions concerning the foregoing, please contact the undersigned at (267) 803-3803 or Joe C. Sorenson of DLA Piper LLP (US), the Company’s legal counsel at (703) 773-4130.

Very truly yours,
/s/ Christopher E. Brown
Christopher E. Brown
Vice President, General Counsel and Secretary